

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 1, 2009

By U.S. Mail and Facsimile to: (404) 572-6999

Bradley D. Bellville
President
The Money Tree Inc.
114 South Broad Street
Bainbridge, Georgia 39817

> **Re: The Money Tree Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 25, 2009**
> **File No. 333-157700**

Dear Mr. Bellville:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

Subsequent Events, page 37

1.   We note your response to comment 4 in our letter dated March 13, 2009. To the extent the information is available, please revise to disclose cash and cash equivalents as of the most recent practicable date.

Exhibit 5

2.   We note your response to comment 7 in our letter dated March 13, 2009. We also
        note that the revised opinion is delivered "solely for your benefit". Counsel may
        limit reliance on its opinion with regard to purpose, but not person. Please revise
        accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any
questions.

                                                        Sincerely,

                                                        Michael R. Clampitt
                                                        Staff Attorney

cc: Michael K. Rafter, Esq.
        Mitesh J. Patel, Esq.
        Bryan Cave LLP
        (By facsimile)